EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Supplementary Report - Appeal on Dismissal of Motion to Certify Derivative Claim

Further to the Company's immediate report of September 18, 2014 regarding a ruling rendered by the Tel Aviv District Court (Economic Division) which dismissed two motions to certify derivative claims against officers of the Company, on grounds that the officers of the Company had decided upon a distribution of dividends and the taking of loans in breach of their duties towards the Company, immediate notification is hereby provided that on November 30, 2014, the Company received an appeal on the ruling, which was filed with the Supreme Court by one of the petitioners.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.